Exhibit 1

STOCK TRADING PLAN

This Stock Trading Plan (the "Plan") is being authorized and adopted by the director of JingLong Group Co Ltd, JIN Baofang (collectively the "Client") as of the date below, to facilitate the sale of 3,000,000 shares of the American Depositary Receipts (ADRs) (the "Shares") of JA Solar Holdings Co. Ltd ("Issuer") pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended ("Exchange Act").

In order to diversify their investment portfolio, Client desires to sell the Shares, To dispel any inference that the Client is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence Client's knowledge of material nonpublic information, or information at variance with Issuer's statements to investors; Client has determined to engage Credit Suisse Singapore Branch ("CSSB") to sell through its affiliate Credit Suisse Securities (USA) LLC ("CSSU"), a broker-dealer registered with the U.S. Securities and Exchange Commission, a pre-determined amount of Shares pursuant to the formula described in Exhibit A.

Representations, Warranties and Covenants Regarding Compliance  with Rule 10b5-1:

1.           As of the date of this Plan, the Client is not aware of any material nonpublic information regarding Issuer and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent CSSB from acting upon the instructions set forth in this Plan;

2.           The Client is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of Rule 10b5-1 adopted under the Exchange Act;

3.           The Client has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

4.           The Client acknowledges that CSSU may make a market in the Shares and will continue to engage in market-making activities while executing transactions on the instructions of CSSB pursuant to the Plan; and

5.           The Client may not discuss with CSSB or CSSU the timing of the trading in the Shares on their behalf (other than to confirm these instructions and describe them if necessary).

6.           The Client agrees to inform CSSB as soon as possible of any of the following:

  i)           any subsequent restrictions imposed on the Client due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent CSSB or the Client from complying with the Plan, and

  ii)           the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 10 or Section 15 of the Plan, respectively.

Representations, Warranties and Covenants Regarding Compliance with Rule 144 and Rule 145

7.           Client understands and agrees that if they are an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended ("Securities Act"), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

  i)           Client requests and authorizes CSSB to request and authorize CSSU to complete and file on the Client's behalf any Forms 144 (pre-signed by them) necessary to effect sales under the Plan.

  ii)           If appropriate, Client understands and agrees that, upon their prompt execution arid delivery to CSSB of Form 144, CSSB will forward the Form 144 on to CSSU which will either: (a) make one Form 144 filing at the beginning of each three-month period commencing with the date of the first sale made in connection with the Plan, (b) file a Form 144 for each sale made in connection with the Plan, or (c) file according to CSSF3's instructions in compliance with the rules of the Securities Act.

  iii)           Each Form 144 shall state the following: "This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered into on 28 Novernber 2008, at which time the Client was not aware of material nonpublic information."

  iv)           CSSB will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations.

  v)           Client agrees not to take any action or to cause any other person or entity to take any action that would require them to aggregate sales of Shares subject to the Plan with any other sales of shares as may be required by Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

Stock  Splits / Reincorporations/ Reorganizations

8.           In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be sold will be adjusted proportionately.

9.           In the event of a reincorporation or other corporate reorganization resulting in an internal Issuer share-for-share exchange of new shares for the Shares subject to the

Plan, then the new shares will automatically replace the shares originally specified in the Plan.

Suspension

10.         Sales of Shares pursuant to the Plan shall be suspended where:

  i)           trading of the Shares on the principal exchange or market on which the Shares trade is suspended for any reason;

  ii)           CSSB & CSSU, in their sole discretion, determine that there is a legal, regulatory or contractual reason why they cannot effect a sale of Shares; or

  iii)           CSSB is notified in writing by the Client or the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Client (including without limitation, Regulation M).

11.          CSSB will resume sales in accordance with the Plan as promptly as practicable after (a) CSSB receives notice in writing from the Client or the Issuer, as the case may be, that it may resume sales in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 10(iii) or (b) CSSB determines, in its sole discretion, that it may resume sales in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 10(i) or 10(ii).

12.          Shares allocated under the Plan for sale during a period that has elapsed due to a suspension under Section 10 will be carried forward with the next amount of shares to be sold in accordance with the formula described in Exhibit  A.

13.          In the event the formula described in Exhibit A provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period but are not sold due to a suspension under Section 10, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with the formula described in Exhibit A.

14.          CSSB is released from all liability in connection with any suspension of sales made in accordance with Section 10.

Termination

15.          The Plan shall terminate on the earliest to occur of the following:

i)	the termination date specified in Exhibit A; or

ii)	the completion of all sales in Exhibit A;

iii)
CSSE3 & CSSU's reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) Client has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) Client has made misstatements in its representations or warranties in Sections 1-6 above that are false or materially inaccurate;

iv)
receipt by CSSR of written notice from the Issuer or Client of: (a) the filing of a bankruptcy petition by the Issuer; (b) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

v)	receipt by CSSR of written notice of Client's death in a format and substance deemed legally satisfactory by CSSB; or

vi)	receipt by CSSE3 of written notice of termination of the Plan from Client.

Execution, Average Pricing and Pro Rata Allocation of Sales

16.           Client agrees and acknowledges that.

i)
If their order to sell Shares pursuant to the Plan, whether market or limit, is handled by a CSSU trading desk on instructions from CSSB, their order shall be handled as "not held". A "not held" or "working order" permits a CSSU trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

ii)
CSSU on instructions from CSSB may execute Client's order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) CSSU may aggregate Client's order with other orders for other sellers of the Issuer's securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as block or in multiple smaller transactions, and allocate an average price to each seller.

Indemnification

17.           Client agrees to indemnify and hold harmless CSSB and its directors, officers, employees and affiliates, including CSSU, from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to CSSB's actions taken in compliance with the Plan, because of any breach by Client of the Plan, or any violation by Client of applicable federal or state laws or regulations. This indemnification shall survive the termination of the Plan.

18.           Client has consulted with their own advisors as to the legal, tax, business, financial and professional related aspects of, and has not relied upon CSSB or any person affiliated with CSSB in connection with, Client's adoption and implementation of this Plan.

Section 16 Reporting

If Client is subject to the reporting requirements of Section 16 of the Exchange Act, CSSB will provide information regarding open market transactions under the Plan to a designated third party in accordance with the instructions provided below.

19.           Client authorizes CSSB to transmit information via facsimile and/or email regarding open market transactions under the Plan to:

Name:______________________	Name: ______________________
Title: _______________________	Title: _______________________
Organization:_________________	Organization: _________________
Fax: _______________________	Fax: ________________________
Tel: _______________________	Tel: ________________________
e-mail: _____________________	e-mail: ______________________

i)
Client understands that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

ii)
Client acknowledges that CSSB (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

iii)
If any of the above contact information changes, or Client wishes to terminate this authorization, Client will promptly notify CSSB in writing. Client further authorizes CSSB to direct CSSU to transmit transaction information to a third party service provider who will make the information available to its designated representative(s) listed above.

Governing Law

20.           This Plan shall be governed by and construed In accordance with the laws of the State of New York,

Client end Issuer authorize and direct Issuer's insider trading personnel to take all necessary steps to effect the instructions described in ark, Plan.

For and on behalf of JingLong Group Co Ltd
Reviewed and authorized on
28 November 2008		/s/ Jin Baofang
(Signature)

		Name:	JIN Baofang

By:	/s/ Jian Xie	Title:	Director

Name:	Jian Xie	Date:	28 November, 2008

Title:	Board Secretary

Acknowledged and Agreed This ____ day of November, 2008: Credit Suisse Singapore Branch

By:

Name:

Title:

By:

Name:

Title: